UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 000-24149

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION

CIB Marine Bancshares, Inc.

Full name of registrant:

Central Illinois Bancorp Inc. (until 1999-08-27)

Former name if applicable:

N27 W24025 Paul Court

Address of principal executive office (Street and number):

Pewaukee, Wisconsin 53072

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2009, as also referenced in a Current Report on Form 8-K filed on March 17, 2009, CIB Marine Bancshares, Inc. (“CIB Marine”) submitted a consent solicitation to the holders of its Trust Preferred Securities offerings to exchange the debentures issued by CIB Marine in conjunction with those offerings (the “Debentures”) for shares of its non-cumulative, perpetual preferred stock. CIB Marine has requested a response from the holders by April 10, 2009. As of yesterday’s filing deadline for its 2008 Form 10-K, CIB Marine has not received responses from the holders sufficient to determine the outcome of the vote. CIB Marine believes the outcome of the holder vote would have a substantive effect on a number of disclosures in its Form 10-K. The success of the consent solicitation is a critical part of the capital plan of CIB Marine, as most recently discussed in its Form 10-Q for the quarter ended September 30, 2008 and updated by subsequent disclosures on Forms 8-K. Management has determined that it does not have the available cash to bring the interest payments current on the Debentures and, as such, has defaulted on certain of those securities. Since a successful vote would represent a critical step in allowing CIB Marine to ultimately return to a level of profitability, it is delaying the filing of its Form 10-K until additional information is available about the likely outcome of the consent solicitation. CIB Marine anticipates filing its 2008 Annual Report on Form 10-K within the next fifteen calendar days.

Additionally, CIB Marine has concluded and its auditors agree that the Company’s current inability to meet its obligations with regard to its Trust Preferred Securities, combined with the continued net losses sustained by CIB Marine during the year ended December 31, 2008, raise substantial doubt with respect to the Company’s ability to continue as a going concern.  As a result, the report of the independent registered public accounting firm on CIB Marine’s consolidated financial statements for the year ended December 31, 2008 is expected to include an explanatory paragraph indicating that there is such substantial doubt.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edwin J. Depenbrok	(262)	695-6010
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CIB Marine’s net loss increased $20.6 million from $13.8 million in 2007 to $34.4 million in 2008. Loss from continuing operations increased $21.0 million from $15.2 million in 2007 to $36.2 million in 2008. The $21.0 million increase in net loss from continuing operations was primarily due to a $15.7 million increase in the provision for credit losses and a $7.2 million increase in noninterest expense. These amounts were partially offset by a $3.1 million increase in noninterest income resulting primarily from the gain recognized on the sale of the deposits of CIB Marine’s Florida banking subsidiary. The change in the provision for credit losses was driven by an increase in net charge-offs during 2008 compared to 2007 and an increase in the provision for certain fixed-rate home equity loan pools. The $7.2 million increase in noninterest expense was the result of a $3.4 million settlement expense related to certain litigation involving CIB Marine and a $2.8 million increase in write-down and losses on assets during 2008 compared to 2007. The increase in write-down and losses on assets was mainly due to the charge-off of CIB Marine’s investment in four statutory trusts during the fourth quarter of 2008. Professional services increased $1.5 million primarily reflecting legal and accounting expense related to specific transactions, lawsuits and efforts related to the capital plan.

CIB Marine Bancshares, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2009	By:	/s/ Edwin J. Depenbrok
Edwin J. Depenbrok
Chief Financial Officer